[redacted]

11017754

RECEIVED
FEB 28 2011
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS Investment Resources, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 E. Lancaster Avenue, Suite 300
(No. and Street)

Wynnewood (City) Pennsylvania (State) 19096-2145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Clapper (610) 896-3004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Suite 1700 Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Clapper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS Investment Resources, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DONNA M. RITTERSHAUSEN, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 24, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMS INVESTMENT RESOURCES, LLC
(A wholly owned limited liability company of
CMS Holdco, LLC)

DECEMBER 31, 2010

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 12
Supplementary Information	
Schedule of Operating Expenses	13
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	14
Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	15
Other Matters	
Report on Internal Accounting Control Required by SEC Rule 17a-5	16 - 18
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	19 - 20
Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)]	21 - 22

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
189

Independent Auditors' Report

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC
Wynnewood, Pennsylvania

We have audited the accompanying statement of financial condition of **CMS Investment Resources, LLC (a wholly owned limited liability company of CMS Holdco, LLC) (previously known as CMS Investment Resources, Inc.)** as of December 31, 2010 and the related statements of income, changes in member's capital, and cash flows for the fourteen month period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CMS Investment Resources, LLC (a wholly owned limited liability company of CMS Holdco, LLC)** as of December 31, 2010 and the results of its operations and its cash flows for the fourteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information on pages 14 to 15 is required by rule 17a-5 under the Securities Exchange Act of 1934. All supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
February 23, 2011

CMS INVESTMENT RESOURCES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

CURRENT ASSETS	
Cash	$ 2,333,638
Receivables	151,996
Prepaid expenses	87,106
Tax deposit	58,480
Total current assets	2,631,220
INVESTMENT IN PARTNERSHIP	4,115
Total Assets	$ 2,635,335

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 46,877
Accrued stockholder redemption	92,184
Accrued tax distribution to member	209,538
Accrued state and local taxes	23,028
Accrued profit sharing contribution	12,844
Total current liabilities	384,471
OTHER LIABILITIES	
Accrued stockholder redemption	988,861
Total Liabilities	1,373,332
MEMBER'S CAPITAL	1,262,003
Total Liabilities and Member's Capital	$ 2,635,335

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, LLC
STATEMENT OF INCOME
FOURTEEN MONTH PERIOD ENDED DECEMBER 31, 2010

Revenue	
Insurance commissions	$ 1,602,116
Placement fees	154,411
Total revenue	1,756,527
Expenses	
Operating	1,105,621
Income before other income (loss)	650,906
Other income (loss)	
Interest expense, net	(44,254)
Equity in earnings of investment in partnership	16,368
Total other income (loss)	(27,886)
NET INCOME	$ 623,020

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOURTEEN MONTH PERIOD ENDED DECEMBER 31, 2010

CMS Investment Resources, Inc. Stockholders' Equity, November 1, 2009	$	2,098,567
Net income		623,020
Stockholder redemption, September 29, 2010		(1,250,046)
Accrued Tax Distribution to Member		(209,538)
Member's Capital, December 31, 2010	$	1,262,003

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, LLC
STATEMENT OF CASH FLOWS
FOURTEEN MONTH PERIOD ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES		
Net income	$	623,020
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in earnings of investment in partnership		(16,368)
Interest expense, accretion of stockholder redemption		40,642
Changes in:		
Receivables		(146,977)
Prepaid expenses		(7,939)
Tax deposit		11,129
Accounts payable and accrued expenses		1,263
Accrued state and local taxes		19,510
Accrued profit sharing contribution		3,318
Net cash provided by operating activities		527,598
INVESTING ACTIVITIES		
Purchase of investment in partnership		(783)
Distribution from investment in partnership		14,978
Net cash provided by investing activities		14,195
FINANCING ACTIVITIES		
Payment of accrued stockholder redemption		(209,643)
Net cash utilized by financing activities		(209,643)
INCREASE IN CASH		332,150
Cash, beginning of year		2,001,488
Cash, end of year	$	2,333,638
SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION:		
Accrued tax distribution to member	$	209,538
Stockholder redemption	$	1,250,047

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

Effective September 30, 2010, CMS Investment Resources, Inc. ("Predecessor") merged into CMS Investment Resources, LLC (the "Company"). The merger resulted in the succession by the Company to the business of the Predecessor. This transaction was accounted for as a Combination of Entities Under Common Control in accordance with ASC 805. The transfer of assets from the Predecessor to the Company took place at historical cost, and there was no impact on the statement of income or prior financial statements as a result of this transaction. At the date of merger, all shares of the Predecessor were cancelled. These financial statements include the combined activity of the Predecessor and the Company for the period from November 1, 2009 through December 31, 2010.

Immediately prior to the merger, a stockholder of the Predecessor redeemed 80.11% of his shares in the Predecessor and two affiliated entities in consideration for the obligation of the Predecessor and the two affiliated entities to fund certain life insurance premiums for the stockholder for the remainder of his life. Per an agreement between the Predecessor and the two affiliates, the Predecessor was responsible for 25.39% of these premium payments and the two affiliated entities have primary responsibility to fund payment of the remaining 74.61% of premiums. The Predecessor was only required to fund the premium obligations of the two affiliated entities to the extent the affiliated entities are unable to fulfill their obligation. Upon the merger, the obligation of the Predecessor transferred to the Company. The total present value of these life insurance premiums was approximately $4.3 million as of December 31, 2010, of which the Company is obligated for $1.1 million (25.39%) and the two affiliates are obligated for $3.2 million (74.61%). As of December 31, 2010, management believes that it is remote that the Company would be required to fund any premium payment obligations of the two affiliated entities. Therefore, as of December 31, 2010 the Company has only recorded its primary obligation of $1.1 million. This amount is recorded as accrued stockholder redemption in the accompanying statement of financial condition.

The Company is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), which was created in 2007 through the consolidation of The National Association of Securities Dealers, Inc. and the New York Stock Exchange member regulation. The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company is wholly owned by CMS Holdco LLC ("Holdco").

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in partnership

The Company has considered the provisions of FASB Interpretation No. 46(R) ("FIN 46(R)") (FASB ASC 810-10-10) "Consolidation of Variable Interest Entities", and Emerging Issues Task Force (EITF) Issue No. 04-05 (FASB ASC 810-20-15), "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," to determine the method of accounting for each of its investees. In instances where the Company determines that an investee is not a variable interest entity, the Company first considers EITF Issue No. 04-05. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances. If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights, the general partner does not control the limited partnership and as such overcomes the presumption of control and consolidation by the general partner.

FIN 46(R) addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. FIN 46(R) may require consolidation by the Company of certain investee assets and liabilities and results of operations in the financial statements of the Company. If consolidated, minority interest would be recorded for the investee ownership share attributable to other investors. Where consolidation is not required, additional disclosures may be required of the investee.

The Company has evaluated its investment in the partnership to determine whether this entity met the guidelines of consolidation in accordance with FIN 46(R). This examination consisted of reviewing the sufficiency of equity at risk, controlling financial interests, voting rights, and obligations to absorb expected residual losses and expected gains. Based on the Company's evaluation, the partnership is considered a variable interest entity. However, the Company has concluded that it is not the primary beneficiary, given the other investor's controlling interest, and was not required to consolidate this investment.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair market measurements

The Company adopted the guidance, as it relates to financial assets and liabilities, of Statement of Financial Accounting Standard (SFAS) No. 157 (FASB ASC 820-10-50) "Fair Value Measurements", as required on November 1, 2008. SFAS No. 157 (FASB ASC 820-10-50) establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the partnership has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3: Prices, inputs or certain modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is earned from the placement of variable annuity insurance and fees associated with the placement of debt securities. Commission income from the placement of variable annuity insurance is recognized upon notification of policy placement or renewal. Placement fee income from the placement of debt securities is earned monthly based on the amount of debt principal outstanding.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company is a single-member Limited Liability Company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, Income Taxes. The Company's taxable income is primarily reported in the tax return of its single member, Holdco. Certain state jurisdictions, however, will subject the Company to entity-level taxation as a SMLLC.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2010, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

On November 1, 2009, the Company adopted the new accounting standard related to uncertainty in income taxes. For the year ended December 31, 2010, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. In addition, the Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. Generally, the Company is potentially subject to Federal and state income tax examinations in major jurisdictions for years subsequent to October 31, 2006, except for New Jersey, which is subsequent to October 31, 2005.

NOTE B - CONCENTRATIONS

Cash balances

The Company maintains its cash in a bank deposit account. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Management has not experienced any losses and believes it is not exposed to any significant credit risk for the portion in excess of the FDIC limit.

NOTE B - CONCENTRATIONS (Continued)

Fee income

The Company derives a significant portion of its fee income from the placement of variable annuity insurance with two insurance carriers. The Company is not bound to exclusivity with any insurance carrier and works with customers to determine the most appropriate policy and carrier. Fee income and related account receivable derived from these significant carriers for 2010 was as follows:

	Fee Income	Account Receivable
Company A	68%	37%
Company B	27%	61%

NOTE C - FAIR VALUE MEASUREMENTS

As required by FASB ASC 820 (SFAS No. 157), investments are classified within the level of lowest significant input considered in determining fair value. Investments classified within Level 3, whose fair value measurement considers several inputs, may include Level 1 and Level 2 inputs as components of the overall fair value measurement. These inputs require significant management judgment and reflect management's estimate of assumptions that market participants would use in pricing the asset. Management's valuation technique primarily utilized data received from the investments general partner. The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities.

The following is a tabular presentation of fair value of investments as of December 31, 2010 by FASB ASC 820 (SFAS No. 157) valuation hierarchy:

	Level 1	Level 2	Level 3	Level 4
Investment in Partnership	$ -	$ -	$4,115	$4,115

The following is a reconciliation of changes in fair value of the investment classified as Level 3 for the period ended December 31, 2010:

Balance as of November 1, 2009	$ 1,942
Purchases	783
Distributions	(14,978)
Equity in earnings of investment in partnership	16,368
Balance as of December 31, 2010	$ 4,115

NOTE C - FAIR VALUE MEASUREMENTS (Continued)

The Company has no liabilities measured at fair value on a recurring basis as of December 31, 2010.

The equity in earnings of investment in partnership related to Level 3 investments during the period ended December 31, 2010 was $16,368 and was included in other income (loss) on the accompanying statement of income.

NOTE D - RELATED PARTY TRANSACTIONS

Management fee expense

Administrative services, telephone systems, and office space are provided by an affiliated company for which the Company paid fees of $228,000 for the period ended December 31, 2010.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2010, the ratio was 1.49 to 1. At December 31, 2010, the Company had net capital, as defined, of $921,311, which was $829,604 in excess of its required net capital of $91,707.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

Various states in which the Company is registered as an investment adviser and a broker dealer require a minimum net capital requirement of $25,000.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 3% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2010 amounted to $10,417. There were no non-elective contributions to the plan for 2010.

NOTE G - SUBSEQUENT EVENTS

While warranting no additional disclosure, subsequent events have been evaluated through February 23, 2011 the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CMS INVESTMENT RESOURCES, LLC
SCHEDULE OF OPERATING EXPENSES
FOURTEEN MONTH PERIOD ENDED DECEMBER 31, 2010

Operating expenses		
Payroll	$	453,057
Payroll taxes		28,053
Professional fees		103,670
Management fees		228,000
Automobile		80
Employee benefits		62,934
Insurance		125,627
Office, other		53,598
Taxes		48,922
Telephone		1,680
	$	1,105,621

CMS INVESTMENT RESOURCES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOURTEEN MONTH PERIOD ENDED DECEMBER 31, 2010

Total Stockholders' equity from statements of financial condition	$ 1,262,003
Deduct nonallowable assets:	
Receivables	151,996
Prepaid expenses	87,106
Investment in partnership	4,115
Tax deposit	58,480
	301,697
	960,306
Deduct other deductions or charges:	
Deductible on fidelity bond coverage	38,995
Unfunded commitment	-
	38,995
Net capital	$ 921,311
Minimum net capital required per rule 15c3-1(a)(2)	$ 91,707
Aggregate indebtedness from statements of financial condition	$ 1,375,598
Ratio of aggregate indebtedness to net capital	149%
Debt-equity ratio computed in accordance with rule15c3-1(d)	0%

CMS INVESTMENT RESOURCES, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Total ownership equity according to Form X-17A-5	$1,262,003
Audit adjustments	-
Total ownership equity according to the audit	$1,262,003
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010):	
Net capital, as reported in Company's Part II (audited) FOCUS Report	$ 921,311
Audit adjustments reflected above	-
Net capital according to the audit	$ 921,311

There was no material difference from the Company's computation of net capital as reported in Part II (audited) FOCUS Report and net capital according to the audit for December 31, 2010.

OTHER MATTERS

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC
Wynnewood, Pennsylvania

In planning and performing our audit of the financial statements of CMS Investment Resources, LLC ("Company") (a wholly owned limited liability company of CMS Holdco, LLC) as of and for the fourteen month period ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company:

- In making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13.

- In complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- In obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

ASHER & COMPANY, LTD.

PLAN. PERFORM. PROSPER

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined previously.

ASHER & COMPANY, LTD.
PLAN. PERFORM. PROSPER

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, officers, the Financial Industry Regulatory Authority, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
February 23, 2011

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors, Officers and Member
CMS Investment Resources, LLC
Wynnewood, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from November 1, 2009 to December 31, 2010, which were agreed to by CMS Investment Resources, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CMS Investment Resources, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CMS Investment Resources, LLC's management is responsible for CMS Investment Resources, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries included in the check register and general ledger noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the period November 1, 2009 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from November 1, 2009 to December 31, 2010, noting no differences.

ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders
CMS Investment Resources, LLC

3. Noted no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

5. Noted that there was no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

February 23, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010*

(Read carefully the instructions in your Working Copy before completing this Form)

* For the 14 months Ended December 31, 2010

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026417 FINRA DEC
CMS INVESTMENT RESOURCES INC 14*14
ATTN: DONNA RITTERSHAUSEN
308 E LANCASTER AVE STE 300
WYNNEWOOD PA 19096-2145

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 386

B. Less payment made with SIPC-6 filed (exclude interest) (150)

5/26/10
Date Paid

C. Less prior overpayment applied (236)

D. Assessment balance due or (overpayment) _______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 236

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 236

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

CMS Investment Resources Inc.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CMS Investment Resources, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 2011.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning November 1, 2009 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,772,912
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,602,116
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	16,368
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	17
Total deductions	1,618,501
2d. SIPC Net Operating Revenues	$ 154,411
2e. General Assessment @ .0025	$ 386

(to page 1, line 2.A.)

INDEPENDENT AUDITORS' REPORT,
FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
AND
OTHER MATTERS

CMS INVESTMENT RESOURCES, LLC

(A wholly owned limited liability company of
CMS Holdco, LLC)

DECEMBER 31, 2010